Exhibit 16


                              Tait, Weller & Baker
                          Certified Public Accountants


                                                  May 13, 2005

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

     We have read Item 4.01 of Bexil Corporation's Form 8-KA dated May 10, 2005, and have the following comments:

1. We agree with the first sentence of the first paragraph as to our resignation. We also agree with the statements made in the second sentence of the second paragraph, the third and fourth paragraphs, and the first sentence of the sixth paragraph.

2. We have no basis on which to agree or disagree with the statements made in the first (except as to our resignation), second (except as to our resignation), and fifth paragraphs and the second sentence of the sixth paragraph.


Sincerely,

/s/ Tait, Weller & Baker